Exhibit 101.1

NICE Actimize Awarded “Best Compliance RegTech Global” by
Capital Finance International for Second Consecutive Year

CFI.co’s judges cited NICE Actimize’s holistic surveillance and natural language processing capabilities, as transforming the compliance landscape

Hoboken, N.J., October 31, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and a leader in Autonomous Financial Crime Management today confirmed that its Financial Markets Compliance business, including its end-to-end holistic trade and communications surveillance solutions, was honored for the second consecutive year with the “Best Compliance RegTech Global” award, by Capital Finance International (CFI) magazine. CFI.co, both an online and quarterly publication focusing on issues affecting the economy and capital finance across Europe and the United States.

Today’s regulations have created a state of constant change for financial services organizations, elevating the importance of effective compliance monitoring and trade-related surveillance technology. The judging panel at CFI.co acknowledged the innovations that NICE Actimize has contributed to the industry to address these challenges through its advanced holistic surveillance solutions that utilize artificial intelligence, machine learning, natural language processing and other advanced technologies within its financial crime compliance solutions portfolio.

The CFI.co judging panel for this award once again stated that it was impressed by NICE Actimize’s performance in providing cutting edge solutions that transform the compliance landscape, including its recent innovations such as ActimizeWatch Compliance and its recently introduced SURVEIL-X, the industry’s first AI-powered, cloud-native, true holistic trade-related surveillance solution. SURVEIL-X detects virtually all forms of risky behavior to ensure compliance with key global regulations, including MIFID II, Dodd-Frank, Regulation Best Interest and others, while also protecting financial services organizations from previously undetectable risks that could result in fines and reputational damage.

Chris Wooten, EVP, NICE
“Once again, NICE Actimize’s holistic surveillance solutions stand out as both innovative and for solving complex challenges as we lead the industry with AI-powered analytics and anomaly detection, and other next-generation surveillance capabilities. We appreciate the continued recognition from CFI.co on behalf of our advanced compliance and surveillance solutions, that address the recent regulatory changes around the world. Today’s regulations not only mandate monitoring of all communications across an organization but also require that these rules are addressed quickly and accurately. We continue to invest in our compliance solutions, infusing them with machine learning and other advanced technologies with the goal of helping our clients meet the regulations of today as well as preparing them for the future.”

Barry Elliott, Awards Liaison Officer, CFI.co
“NICE Actimize continues to build on its years of experience in communications and markets surveillance with its advanced SURVEIL-X holistic surveillance portfolio, resulting in its status as a preferred partner to financial institutions. NICE Actimize is a leading provider of financial crime and compliance solutions across a range of offerings, and once again we congratulate them for continuing to advance the fight against financial crime and market abuse.”

“As this award embodies, our judging panel is confident that NICE Actimize will remain at the forefront of delivering RegTech’s potential to transform the compliance landscape and continue to enable economies to benefit from improved transparency and trust.”

To learn more about NICE Actimize’s recent “Best Compliance RegTech Global” award, please click here.

About CFI.co Awards Program
Each year, CFI.co seeks out individuals and organisations that contribute significantly to the convergence of economies and truly add value for all stakeholders. Reporting from frontlines of economic convergence, CFI.co realizes that best practice is to be found throughout the world and its Awards Programme aims to identify and reward excellence wherever it is found in the hope to inspire others to further improve their own performance.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.